# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Scholastic Corporation, CIK 0000866729
CUSIP: 807066105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 557 Broadway, New York, New York (NY), 10012
Date of event which requires filing of this statement: 08/26/2026
Filed by CIK 0001676522
Persons authorized to receive notices and communications: Chris Lick, c/o Scholastic Corporation, 557 Broadway, New York, New York (NY), 10012, (212) 343-6100

## Reporting persons
- Iole Lucchese (CIK 0001676522): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 955,019; shared voting power 0; sole dispositive power 955,019; shared dispositive power 0; aggregate amount beneficially owned 955,019 (5.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Scholastic Corporation
Address of issuer's principal executive offices: 557 Broadway, New York, New York (NY), 10012
Comment:
Preliminary Letters Testamentary appointing Ms. Iole Lucchese as a preliminary executor of the Estate of M. Richard Robinson, Jr. (the "Estate") were issued by the Surrogate's Court of the State of New York for New York County on July 1, 2021, notification of which issuance was received by Ms. Lucchese on July 6, 2021. The shares held directly by the Estate are included in the shares Ms. Lucchese beneficially owns as reported on this Schedule 13D. This number includes 289,623 shares of Common Stock (the "Common Shares") of the Issuer and 445,452 shares of the Issuer's Class A Stock, $0.01 par value (the "Class A Shares") held by the Estate, 164,782 options to purchase Common Shares held by Ms. Lucchese that are currently exercisable 48,180 Common Shares held directly by Ms. Lucchese and 6,982 RSUs scheduled to vest within 60 days.

Calculations of the percentage of Common Shares beneficially owned by the Reporting Person assumes 17,615,989 Common Shares outstanding, as per the Issuer (after giving effect to Issuer's repurchase of 289,624 reported in this amendment) plus 445,452 Class A Shares outstanding that are immediately convertible into Common Shares, along with the exercisable options to purchase Common Shares and RSU vesting within 60 day held by Ms. Lucchese.

## Item 2. Identity and Background
Name of person filing: Iole Lucchese
Residence or business address: c/o Scholastic Corporation, 557 Broadway, New York, New York 10012
Present principal occupation or employment: Chairman of the Board and Executive Vice President and Chief Strategy Officer of the Issuer and President of Scholastic Entertainment Inc.
Criminal convictions in the last five years: Not applicable
Civil proceedings (securities laws) in the last five years: Not applicable
Citizenship: Canada

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable

## Item 4. Purpose of Transaction
Purpose of transaction:
On August 26, 2026 the Estate sold 289,624 shares of Common Stock to the Issuer for $11,515,537.13, or $39.7603 per Common Share pursuant to a Share Purchase Agreement dated August 25, 2026 described in detail in Item 6 below and included as Exhibit 99.2 hereto, in order to generate liquidity to meet certain estate obligations, including estate taxes. Ms. Lucchese, solely in her capacity as a preliminary executor of the Estate, expects to continue to explore selling a portion or all of the remaining Common Shares held by the Estate for the purpose of meeting obligations of the Estate, including taxes.

Other than as described in this Item 4, or otherwise in this Statement, Ms. Lucchese (individually and in her capacity as a preliminary executor of the Estate) currently has no plans or proposals which relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Form Schedule 13D. In the foregoing capacities, Ms. Lucchese reserves the right, in light of her future evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Shares, conditions in the securities markets generally, general economic and industry conditions and other relevant factors, to change her plans and intentions at any time, as she deems appropriate.

As a director and senior executive officer of the Issuer, Ms. Lucchese participates in deliberations of the Issuer's senior management and directors in the normal course of the Issuer's business that could involve any of the matters set forth in subparagraphs (a)-(j) of the instructions to Item 4 from time to time, and, in keeping with her fiduciary duty as an officer, may make proposals or recommendations to the Issuer's board of directors that could involve such matters from time to time.

In addition, as a member of the Issuer's senior management, Ms. Lucchese participates in Issuer compensatory plans, including plans pursuant to which awards of equity securities are made (including to Ms. Lucchese), in the ordinary course of business, generally on an annual basis.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 955,019 shares and 5.2%, assuming the conversion of all of the Class A Shares held in the Estate, the exercise by Ms. Lucchese of all currently exercisable options to acquire Common Shares and her RSUs scheduled to vest within 60 days.
Number of shares as to which each person has sole or shared power to vote or dispose:
Ms. Lucchese beneficially owns an aggregate of 955,019 shares of the Issuer's Common Shares (approximately 5.2% of the total as calculated under Rule 13d-3 of the Exchange Act), a total that includes: (i) 289,623 Common Shares held in the Estate, (ii) 445,452 Class A Shares held in the Estate that are immediately convertible to Common Shares on a one for one basis, (iii) 48,180 Common Shares held directly by Ms. Lucchese, (iv) currently exercisable options over 164,782 Common Shares held directly by Ms. Lucchese and 6,982 restricted stock units that are scheduled to vest within the next 60 days. Ms. Lucchese has sole voting control and dispositive power over all of the foregoing Common Shares and Common Share equivalents.

The Issuer's charter provides that, except as otherwise provided by Delaware law, the voting rights of the Common Shares are limited to the election of 1/5 of the members of the Issuer's board of directors. The holders of the Class A Shares have all other voting rights, including the right to elect all remaining members of the Issuer's board of directors. The 445,452 Class A Shares held in the Estate over which Ms. Lucchese has sole voting and dispositive power constitute a majority of the Class A Shares outstanding. Consequently, Ms. Lucchese has the power to elect all of members of the Issuer's board of directors other than the 1/5 of the Board membership that is reserved for election by the holders of the Common Shares.
Transactions in the class effected during the past sixty days:
On August 26, 2026, the Estate sold 289,624 Common Shares to the Issuer in a privately negotiated transaction for aggregate proceeds of $11,515,537.13, or $39.7603 per Common Share. The transaction was being carried out pursuant to a share purchase agreement between the Issuer and the Estate dated August 25, 2026. The disclosure in Item 6 of this Amendment No. 1 is hereby incorporated into this Item 5(c) by reference.

Other than as set forth herein, there have been no transactions in securities of the Issuer by the Reporting Persons within 60 days of the filing date of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Pursuant to an agreement dated July 23, 1990 between the Maurice R. Robinson Trust and M. Richard Robinson, Jr. (the "Buy Sell Agreement"), the Maurice R. Robinson Trust has agreed that if it receives an offer from any person to purchase any or all of the shares of Class A Stock owned by the Maurice R. Robinson Trust and it desires to accept such offer, Richard Robinson, including his executors, heirs and personal representatives as the case may be, ("Robinson") will have the right of first refusal to purchase all, but not less than all, of the shares of Class A Stock that such person has offered to purchase for the same price and on the same terms and conditions offered by such person. In the event Robinson does not elect to exercise such option, the Maurice R. Robinson Trust shall be free to sell such shares of Class A Stock in accordance with the offer it has received. In addition, if Robinson receives an offer from any person to purchase any or all of his shares of Class A Stock and the result of that sale would be to transfer to any person other than Robinson or his heirs voting power sufficient to enable such other person to elect the majority of the Board, either alone or in concert with any person other than Robinson, his heirs or the Maurice R. Robinson Trust (a "Control Offer"), and Robinson desires to accept the Control Offer, the Maurice R. Robinson Trust will have the option to sell any or all of its shares of Class A Stock to the person making the Control Offer at the price and on the terms and conditions set forth in the Control Offer. If the Maurice R. Robinson Trust does not exercise its option, Robinson will be free to accept the Control Offer and to sell Robinson's shares of Class A Stock in accordance with the terms of the Control Offer. If the Maurice R. Robinson Trust exercises its option, Robinson cannot accept the Control Offer unless the person making the Control Offer purchases the shares of Class A Stock that the Maurice R. Robinson Trust has elected to sell.

On August 25, 2026, the Issuer and the Estate entered into a share purchase agreement ("Share Purchase Agreement") pursuant to which the Estate agreed to sell and the Issuer agreed to purchase 289,624 Common Shares in a privately negotiated transaction for an aggregate cash amount of $11,515,537.13 or $39.7603 per Common Shares equating to a 3% discount from the closing price of a Common Shares as reported by The Nasdaq Stock Market on August 25, 2026, as provided by the terms of the Share Purchase Agreement. The sale was carried out on August 26, 2026. The foregoing description is a summary of the material terms of the Share Purchase Agreement. Please refer to the full terms of the Share Purchase agreement which is filed as an exhibit to this Amendment No. 1 under Item 7. The full Share Purchase Agreement is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Agreement dated July 23, 1990 between the Trust under the Will of Maurice R. Robinson, by its Trustees and M. Richard Robinson, Jr.

Exhibit 99.2: Share Purchase Agreement dated August 25, 2026 between the Estate and Scholastic Corporation.

## Signatures
- Iole Lucchese: /s/ Iole Lucchese, Iole Lucchese (08/27/2026)